UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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                                SEC FILE NUMBER
                                     1-3560
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                                  (CHECK ONE):

           [X] Form 10-K      [ ] Form 20-F      [ ] Form 11-K
           [ ] Form 10-Q      [ ] Form N-SAR

                      For Period Ended: September 30, 1999

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[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:.......................................

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

   Full Name of Registrant:                 Quad Systems Corporation

   Address of Principal Executive Office
   (Street and Number)                      2405 Maryland Road

   City, State and Zip Code                 Willow Grove, PA 19090

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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE

The Company is currently finalizing significant financing that materially affects the information to be provided in the Form 10-K, therefore, the Company was unable to complete its Form 10-K by the required filing date. The Company will complete such financing before the extension period, provided by the filing, has terminated.

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PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

     RAYMOND D. AGRAN                (215)               864-8524
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           (Name)                 (Area Code)       (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 momths been
filed?   [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the
subject report thereof?    [X] Yes [ ] No

Explanation:

Additional information was provided in our November 16, 1999 Press Release. For the fiscal year-ended 1999, net sales were $45.1 million, compared to $74.9 million for the same period last year. The net loss for fiscal year-end 1999 was $6.3 million, or $1.43 per diluted share, compared to a net loss of $5.1 million, or $1.16 per diluted share, in the prior period. The fiscal year-end 1999 net loss includes $4.9 million of special charges consisting of a $3.7 million valuation allowance recorded against its deferred income tax asset, $0.8 million in additional inventory reserves for product obsolescence and $0.4 million representing a write-off of goodwill, offset by a $5.1 million after-tax gain on the sale of the Company's screen printer business. The fiscal year-end 1998 net loss includes $2.1 million of inventory reserve charges for discontinued products and slow


                            QUAD SYSTEMS CORPORATION
     ......................................................................
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 27, 1999             By:   /s/ Anthony R. Drury
                                          -------------------------------
                                          Anthony R. Drury
                                           Vice President - Finance, Chief
                                           Financial Officer and Secretary